82-4436

Albaum & Associates

BARRISTERS AND SOLICITORS

366 BAY STREET, SUITE 800
TORONTO, CANADA
M5H 4B2

TELEPHONE: (416) 304-1932
TELECOPIER: (416) 304-0240
albaum_law@hotmail.com

July 14, 2003


03024725

Office of International Corporate Finance
Securities and Exchange Commission
450, 5th Street N.W.
Mail Stop 3-9
Washington, D.C. 20549

SUPPL

03 JUL 22 7:21

Dear Sirs:

Re: Ungava Minerals Corp. (the "Corporation")
<u>Your File Number 82-4436</u>

We enclose on behalf of the Corporation the following documents:

1. Press Release dated May 21, 2003
2. Press Release dated June 24, 2003
3. Material Change Report dated June 25, 2003.
4. Interim Financial Statements for the period ended May 31, 2003

Should you have any questions in connection with the foregoing, please do not hesitate to contact the undersigned.

Yours very truly,

ALBAUM & ASSOCIATES

PROCESSED
JUL 30 2003
THOMSON FINANCIAL

Lorne H. Albaum

/bb

Enclosures

dlw 7/22

UNGAVA MINERALS CORP.
Toronto, Ontario

May 21, 2003
Issued and Outstanding: 18,196,610 Common Shares

PRESS RELEASE

CORPORATE UPDATE

Ungava Minerals Corp. (the "Company") announced today that the directors of the Company have resolved to withdraw and rescind all special and ordinary matters to be dealt with at a meeting of shareholders originally scheduled to be held on May 10, 2002. The company intends to call an annual meeting of shareholders in the near future and will be preparing a Management Information Circular for all shareholders and other materials related thereto.

For further information, contact:

Lorne H. Albaum
President
Ungava Minerals Corp.
Phone: (416) 304-1932

UNGAVA MINERALS CORP. June 24, 2003
Toronto, Ontario Issued and Outstanding: 18,196,610 Common Shares

RESIGNATION FROM AND APPOINTMENT TO THE BOARD OF DIRECTORS

The Board of Directors of Ungava Minerals Corp. announced today that Glen Erikson has stepped down as a director upon the appointment of David Hynes. Mr. Erikson has sat on the Board of Ungava Minerals Corp. since 1996.

Mr. Erikson will remain active as a consultant on the company's behalf, especially as it relates to pending litigation involving the Company's property in the Ungava Trough.

Mr. Hynes graduated from the University of Toronto Law School in 1971 and was called to the bar of Ontario in 1973. Since that time he has practiced law in Toronto with emphasis on corporate finance, corporate commercial matters, contracts and real estate. He has been a director and officer of several small public companies including Pifher Resources Inc., Avanticorp International Inc. (now Micromem Technologies Inc.) and Itech Minerals Inc. Since April of 2000 he has been the President and a director of Byron Resources Inc. (BYROF – OTC-BB).

The directors expressed thanks to Mr. Erikson for his dedication and devoted service to the company and for his efforts as its first president and as a director.

For further information, contact:

Lorne H. Albaum
President
Ungava Minerals Corp.
Phone: (416) 304-1932

MATERIAL CHANGE REPORT

UNDER SECTION 118(1) *SECURITIES ACT* (ALBERTA)
UNDER SECTION 81(2) *SECURITIES ACT* (NOVA SCOTIA)
UNDER SECTION 75(2) *SECURITIES ACT* (ONTARIO)
UNDER SECTION 73 *SECURITIES ACT* (QUEBEC)

Item 1 – Reporting Issuer

UNGAVA MINERALS CORP.
366 Bay Street, Suite 800
Toronto, Ontario M5H 4B2

Item 2 – Date of Material Change

June 16, 2003

Item 3 – News Release

A press release pertaining to the proceeding in Ontario with Canadian Royalties Inc. was issued on June 24, 2002.

Item 4 – Summary of Material Change

At a meeting of the board of directors of Ungava Minerals Corp. held on June 16, 2003, Mr. Glen Erikson stepped down as a director of the company. Mr. David L. Hynes was appointed to fill the vacancy created by Mr. Erikson's resignation.

Item 5 – Full Description of Material Change

Glen Erikson has stepped down as a director upon the appointment of David Hynes. Mr. Erikson has sat on the Board of Ungava Minerals Corp. since 1996.

Mr. Erikson will remain active as a consultant on the company's behalf, especially as it relates to pending litigation involving the Company's property in the Ungava Trough.

Mr. Hynes graduated from the University of Toronto Law School in 1971 and was called to the bar of Ontario in 1973. Since that time he has practiced law in Toronto with emphasis on corporate finance, corporate commercial matters, contracts and real estate. He has been a director and officer of several small public companies including Pifher Resources Inc., Avanticorp International Inc. (now Micromem Technologies Inc.) and Itech Minerals Inc. Since April of 2000 he has been the President and a director of Byron Resources Inc. (BYROF – OTC-BB).

Item 6 – Reliance on Section 118 (2) *Securities Act* (Alberta), Section 81(2) of the *Securities* Act(Nova Scotia), Section 75(3) of the *Securities Act* (Ontario) and Section 73 of the *Securities Act* (Québec)

Not applicable

Item 7 – Omitted Information

Not applicable.

Item 8 – Senior Officer

The name of a Senior Officer of the Corporation who is knowledgeable about the material changes and this report and who can be contacted by the Chief of Securities Administration is:

Lorne H. Albaum
President
Business Telephone Number: (416) 304-1932

Item 9 – Statement of Senior Officer

The foregoing accurately discloses the material change referred to in this report.

DATED at the City of Toronto, in the Province of Ontario, this 25th day of June, 2003.

Signed: "Lorne H. Albaum"

Lorne H. Albaum
President,
UNGAVA MINERALS CORP.

UNGAVA MINERALS CORP. June 24, 2003
Toronto, Ontario Issued and Outstanding: 18,196,610 Common Shares

RESIGNATION FROM AND APPOINTMENT TO THE BOARD OF DIRECTORS

The Board of Directors of Ungava Minerals Corp. announced today that Glen Erikson has stepped down as a director upon the appointment of David Hynes. Mr. Erikson has sat on the Board of Ungava Minerals Corp. since 1996.

Mr. Erikson will remain active as a consultant on the company's behalf, especially as it relates to pending litigation involving the Company's property in the Ungava Trough.

Mr. Hynes graduated from the University of Toronto Law School in 1971 and was called to the bar of Ontario in 1973. Since that time he has practiced law in Toronto with emphasis on corporate finance, corporate commercial matters, contracts and real estate. He has been a director and officer of several small public companies including Pifher Resources Inc., Avanticorp International Inc. (now Micromem Technologies Inc.) and Itech Minerals Inc. Since April of 2000 he has been the President and a director of Byron Resources Inc. (BYROF – OTC-BB).

The directors expressed thanks to Mr. Erikson for his dedication and devoted service to the company and for his efforts as its first president and as a director.

For further information, contact:

Lorne H. Albaum
President
Ungava Minerals Corp.
Phone: (416) 304-1932

UNGAVA MINERALS CORP.

CONSOLIDATED INTERIM BALANCE SHEETS - MAY 31, 2003
(with comparative figures for the year ended November 30, 2002)

UNAUDITED - SEE NOTICE TO READER

	2003	2002
ASSETS		
Current		
Cash	$ 856	$ 8,721
Prepaid expenses	45,786	17,379
G.S.T. Receivable	52,623	47,171
	99,265	73,271
Mineral resource properties *(Note 3)*	17,301	17,301
	$ 116,566	$ 90,572
LIABILITIES		
Current:		
Accounts payable and accrued liabilities	$ 177,556	$ 182,125
Due to shareholders *(Note 4)*	1,337,020	1,012,160
	1,514,576	1,194,285
SHAREHOLDERS' DEFICIENCY		
Capital stock	3,702,744	3,702,744
Deficit	(5,100,754)	(4,806,457)
	(1,398,010)	(1,103,713)
	$ 116,566	$ 90,572

See Status of Operations Note 1

See the accompanying notes

UNGAVA MINERALS CORP.

CONSOLIDATED INTERIM STATEMENTS OF DEFICIT

SIX MONTHS ENDED MAY 31, 2003
(With comparative figures for six months ended May 31, 2002)

UNAUDITED - SEE NOTICE TO READER

	2003	2002
Deficit, beginning of period	$(4,806,457)	$ (3,943,672)
Net loss for the period	(294,297)	(252,274)
Deficit, end of period	$(5,100,754)	$ (4,195,946)

CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

SIX MONTHS ENDED MAY 31, 2003
(With comparative figures for six months ended May 31, 2002)

UNAUDITED - SEE NOTICE TO READER

	Three month period ended May 31,2003	Year to date ended May 31, 2003	Three month period ended May 31,2002	Year to date ended May 31, 2002
Cash provided by (used in) the following activities:				
Operations:				
Net loss for the period	$ (207,965)	$ (294,297)	$ (201,174)	$ (252,274)
Add: Items not involving an outlay of cash				
Depreciation	-	-	157	157
Net change in non-cash working capital items	208,003	286,432	235,243	286,343
	38	(7,865)	34,226	34,226
Investing:				
Purchase of capital assets	-	-	(6,270)	(6,270)
Net change in cash during the period	38	(7,865)	27,956	27,956
Cash, beginning of period	818	8,721	-	-
Cash, end of period	$ 856	$ 856	$ 27,956	$ 27,956

See the accompanying notes

UNGAVA MINERALS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SIX MONTHS ENDED MAY 31, 2003

UNAUDITED - SEE NOTICE TO READER

1. Description of business and status of operations:

The consolidated financial statements of the Company includes the accounts of its wholly-owned subsidiaries Ungava Minerals Exploration Inc., and Ungava Capital Inc.

The Company is in the process of exploring its mineral resource properties and has not yet determined whether these properties contain mineral reserves that are economically recoverable. The continued operations of the Company and the recoverability of the amount shown for mineral resource properties is dependent upon the existence of economically recoverable reserves, confirmation of the Company's ownership interest in the claims, the ability of the Company to obtain necessary financing to complete the development, and upon future profitable production therefrom. The Company is currently engaged in determining the venue of proceeding to obtain relief against Canadian Royalties Inc, including the termination of the January 12, 2001 Option and Joint Venture Agreement (see Note 3) by reason of breach of trust and to mitigate the effect of an arbitration award dated 31 October 2002.

These financial statements have been prepared on a going concern basis. This assumes that the Company will be able to realize on its assets and discharge its liabilities in the normal course of operations. At May 31, 2003 the Company has a working capital deficiency of $1,415,311 (2002 - $1,121,014). The Company has been able to discharge its liabilities by securing cash advances from a director and his spouse (see note 4). The Company is dependent on a continuation of these advances in order to continue in business until it is able to generate cash flow from its mineral property or otherwise raise capital.

2. Summary of significant accounting policies:

(i) Investments:

Investments in marketable securities are carried at the lower of cost and market.

(ii) Mining interests and deferred exploration expenditures:

The Company is in the exploration stage and does not derive any income from its mining operations. It is the Company's policy to defer expenditures related to the exploration and development of its mining properties (including direct administrative expenditures, if any) until such time as they are brought into production or are deemed economically unfeasible. Upon commencement of commercial production, the cost of acquiring the mining property and all related deferred exploration and development expenditures will be amortized on a unit of production basis.

(iii) Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results may differ from those estimates.

(iv) Financial instruments:

The Company's financial instruments recognized in the balance sheet consists of amounts receivable, marketable securities and accounts payable and accrued liabilities. The fair value of these financial instruments approximate their carrying value due to the short maturity or current market rate associated with these instruments.

UNGAVA MINERALS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SIX MONTHS ENDED MAY 31, 2003

3. Mineral resource properties (Continued):

The Company intends to cause a Statement of Claim to be issued against certain parties in Ontario relating to breach of contract and fidiciary duty relating to the trespass and sampling of the Company's Ungava property. The Company intends to claim substantial damages from the defendants.

The Ungava property is subject to an aggregate of a 2% net smelter returns royalty.

4. Related party transactions and balances:

a) The Company had entered into a consulting fee arrangement providing for fees to a director in the amount of $8,000 per month, on a month-to-month basis, effective July 1, 2002. Included in administrative and operating expenses was $48,000 in managment and consulting expense related to this agreement.

b) The amounts due to shareholder, director and related parties of the Company $1,337,020 (2002 - $1,012,160) on account of cash advances of working capital to the Company. The loans are non-interest bearing, unsecured and are due on demand.

5. Capital stock:

Authorized:
Unlimited number of common shares
Issued and outstanding:

	Number of shares	Stated Value
Balance as at November 30, 2001 and 2002	18,204,190	$ 3,702,744
Less: shares due to amalgamation and rounding *(see below)*	(7,580)	-
Balance as at May 31, 2003	18,196,610	$ 3,702,744

No shares were issued during the six month period ended May 31, 2003 and the year ended November 30, 2002.

The adjustment made in the current quarter to the number of shares outstanding was to agree the number of shares outstanding per Company's transfer agent to the Company's records and books. The difference in the shares was due to rounding on the amalgamation between the Company and Coretek Vencap Inc.

6. Stock options:

As at May 31, 2003 there are 300,000 (2002 - 300,000) stock options outstanding to directors, officers, consultants and employees exercisable at $1.00 per share, expiring August 26, 2006.

7. Income taxes:

The Company has available approximately $2,734,218 in non-capital loss carry forwards which can be used to reduce future taxable income. The potential benefit of these losses has not been recognized in these financial statements and will expire primarily in the fiscal years ending in 2003 to 2009.

8. Comparative figures:

Certain comparative figures were reclassified to agree with the presentation adopted in the current period.